DC: 48465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

05071487

November 10, 2005

Robert A. Rosenbaum
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, MN 55402-1498

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/10/2005

Re: Hormel Foods Corporation
Incoming letter dated September 29, 2005

Dear Mr. Rosenbaum:

This is in response to your letter dated September 29, 2005 concerning the shareholder proposal submitted to Hormel by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated October 17, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

DORSEY
DORSEY & WHITNEY LLP

AMY L. SCHNEIDER
(612) 340-2971
FAX (612) 340-8738
schneider.amy@dorsey.com

September 29, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

As noted in my facsimile of September 29, 2005 and in accordance with Rule 14a-8(j), enclosed please find (i) the originally executed no-action request of Hormel Foods Corporation in connection with the above referenced matter and (ii) six copies of the Proposal and the no-action request. Please contact me at (612) 340-2971 if you have any questions.

Sincerely,

Amy L. Schneider

ALS/nam
Enclosures
cc w/o encl: Robert A. Rosenbaum, Esq.

DORSEY
DORSEY & WHITNEY LLP

RECEIVED

2005 SEP 30 PM 3:17

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ROBERT A. ROSENBAUM
(612) 340-5681
FAX (612) 340-7800
rosenbaum.robert@dorsey.com

September 29, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of People for the Ethical Treatment of Animals (PETA)

Ladies and Gentlemen:

Hormel Foods Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal, dated August 18, 2005 (the "Proposal"), from People for the Ethical Treatment of Animals (the "Proponent") for inclusion in the Company's proxy statement for its 2006 annual meeting of stockholders (the "2006 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(10) and/or Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed is an additional copy of this letter, which we request to have file-stamped and returned in the enclosed postage-paid envelope. As required by Rule 14a-8(j), copies of this letter are also being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

I. The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") issue a report to stockholders by July 2006 regarding the feasibility of the Company requiring its poultry suppliers to phase-in "controlled-atmosphere killing" within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to the Company.

II. Grounds for Exclusion

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2006 Annual Meeting because (i) the Proposal has been substantially implemented (Rule 14a-8(i)(10)) and (ii) the Proposal relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)).

A. The Proposal has already been substantially implemented by the Company.

Under Rule 14a-8(i)(10) under the Exchange Act, a stockholder proposal may be omitted from a company's proxy statement if the company has already substantially implemented the proposal. In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal" and there is no need to have a precise implementation of the proposal. *See* Exchange Act Release No. 34-20091 (August 16, 1983); Texaco, Inc. (March 28, 1991); Masco Corporation (March 29, 1999); The Talbots, Inc. (April 5, 2002); Cisco Systems, Inc. (August 11, 2003); Telular Corp. (December 5, 2003); PPG Industries, Inc. (January 19, 2004); Xcel Energy, Inc. (February 17, 2004); and Albertson's, Inc. (March 23, 2005). Specifically, a proposal is substantially implemented when a company has already established procedures that relate to the subject matter of the proposal or "essential objectives" of the proposal. *See* The Gap, Inc. (March 16, 2001) (permitting the exclusion of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance and published the related information); and The Talbots, Inc. (April 5, 2002) (permitting the exclusion of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct). When a company can demonstrate that it has already adopted policies or taken actions to address a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.,* Gap, Inc. (March 8, 1996) and Nordstrom Inc. (February 8, 1995) (each permitting exclusion of proposal requesting adoption of "code of conduct" to ensure suppliers met minimum standards where companies had already adopted and implemented analogous policies); and The Limited, Inc. (March 15, 1996) (permitting the exclusion of a stockholder proposal where the company had adopted, published and implemented a policy addressing the matters underlying the proposal and represented that the company's management was willing to discuss with interested stockholders the matters addressed in the proposal). The Company believes that it has satisfied the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

The Proposal requests that the Company's Board issue a report to stockholders on the feasibility of the Company requiring its poultry suppliers to phase-in controlled-atmosphere killing (or, as more commonly referred to in the industry, controlled-atmosphere stunning "CAS") within a reasonable timeframe, with a focus on the animal welfare and economic benefits that the technology could bring to the Company. CAS is a slaughter method approved by the

U.S. Department of Agriculture, which slowly replaces oxygen from the birds' environment with an inert gas designed to put the birds to sleep.

It is important to note at the outset that it is clear from the Proposal that the Proponent does not understand how the Company conducts its business. Jennie-O Turkey Store ("Jennie-O"), a wholly owned subsidiary of the Company, slaughters virtually all of the turkeys that the Company produces for sale, and the Company purchases only small amounts of turkey meat on the commodity market when necessary to meet customer demand. The Proposal, however, requests a report on the feasibility of the Company requiring its poultry *suppliers* to phase-in CAS within a reasonable time. A report on the slaughtering methods of the Company's *suppliers*, therefore, simply is not relevant to the manner in which the Company conducts its business.[1]

In prior years, the Company conducted internal studies and determined that the CAS and electronic stunning methods are superior slaughter methods. The Company's research revealed the following economic advantages to the use of such slaughter methods: (1) improved ergonomics and reduced labor costs by eliminating manual lifting and transporting live turkeys from the coop and lifting them into shackles; (2) decreased expenses associated with employee injuries; (3) reduced employee turnover as a result of overall work method improvements and improved job safety; and (4) improved product quality and decreased product loss as a result of the more gentle method used.

Based on the results of internal studies conducted by the Company, in 1987 the Company began implementing gas and electric stunning operations in its turkey slaughterhouses in lieu of the conventional live-hang operation. Currently, all of the turkeys slaughtered at Jennie-O's facilities are put into an unconscious state prior to slaughter either by gas or electric stunning. Moreover, three of Jennie-O's four turkey plants employ the CAS method exclusively, and over three-quarters, by weight, of the turkeys slaughtered at these facilities are slaughtered using the specific CAS method proposed by the Proponent.

Additionally, the statements made in the Proponent's supporting statement regarding the Company's slaughter methods are entirely untrue and misleading. The Proponent's statement that the turkeys at the Company's slaughterhouses are subjected to "a cruel form of slaughter that shocks most consumers who learn about it" clearly does not apply to the Company's slaughterhouses, which utilize the exact slaughter methods recommended by the Proponent. Moreover, the Proponent's statement alleging that, at the Company's slaughterhouses, the turkeys' bones are broken and throats are slit "often while they are still completely conscious

[1] Moreover, there is some confusion between the supporting statement and the resolution contained in the Proposal. The supporting statement focuses on the turkeys raised and slaughtered by the Company and Jennie-O and states that "it is in the stockholders' best interests that [the Company] and Jennie-O adopt the most advanced, humane, and cost-effective slaughter systems available." Yet the resolution, by contrast, requests a report relating to the Company's poultry *suppliers*.

and struggling to escape" and that "[b]irds who miss the neck-cutters or don't bleed out in time are scalded alive in the defeathering tanks" are wholly inaccurate, misleading and without merit.

The Company believes that the Proposal has been substantially implemented by virtue of the fact that not only has the Company already researched the CAS slaughter method, but it already utilizes the CAS slaughter method in three of its four turkey plants. As noted above, three-quarters of the Company's turkeys, by weight, are slaughtered using the specific CAS method proposed by the Proponent. The Company, as the industry leader, has already recognized and implemented the "economic benefits" of the CAS slaughter method. Accordingly, the Company has substantially implemented the "essential objectives" of the Proposal, thereby rendering the Proposal moot. To have the Company prepare a report to stockholders at this juncture outlining the costs and benefits of its previously implemented CAS slaughter method would be a waste of the Company's resources and of little value to the Company and its stockholders.

The Company believes that the Proposal has been substantially implemented and, based on Rule 14a-8(i)(10), the Company intends to exclude the Proposal from its proxy materials for the 2006 Annual Meeting. The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(10).

B. The Proposal relates to the conduct of the ordinary business operations of the Company.

Under Rule 14a-8(i)(7) under the Exchange Act, a stockholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Staff stated that, when the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered to relate to the ordinary business operations of the company. The Staff consistently permits the exclusion of proposals seeking the preparation of reports on ordinary business matters. *See, e.g.*, Nike, Inc. (July 10, 1997) (proposal requesting that the board report on compliance with the company's code of conduct by independent contractors in foreign countries related to sustainable community wage levels ruled excludable); Wal-Mart Stores, Inc. (March 15, 1999) (proposal requesting report on the company's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor and child labor ruled excludable); AT&T Corp. (February 21, 2001) (proposal requesting a report on the nature, presentation and content of cable television programming ruled excludable); and Ford Motor Company (March 2, 2004) (proposal calling for report on global warming was excludible "as relating to ordinary business operations (*i.e.*, the specific method of preparation and the specific information to be included in a highly detailed report)"). In Willamette Industries, Inc. (March 20, 2001), the Staff concurred that a proposal requiring an annual report detailing the company's environmental compliance program, those responsible for enforcing compliance at the company and facts regarding the financial impact of compliance could be omitted from its proxy materials in accordance with Rule 14a-8(i)(7) because the subject of the report (evaluation of risk) related to its ordinary business.

The Staff has previously taken the position, however, that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 34-40018. This distinction was addressed recently by the Staff in SEC Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") relating to stockholder proposals involving environmental and public health issues. According to SLB 14C, stockholder proposals dealing with environmental or public health concerns may be omitted under the ordinary business operations exclusion in Rule 14a-8(i)(7) if they call for internal assessment of risks or liabilities in the event of adverse developments, but not if they call for actual minimization or elimination of operations relevant to such concerns. The Staff contrasted the proposal it permitted to be excluded in Xcel Energy Inc. (April 1, 2003) (calling for board assessment of economic risks and benefits of certain emissions) with the one it did not permit to be excluded in Exxon Mobil Corp. (March 18, 2005) (calling for "a report...on the potential environmental damage that would result from the company drilling for oil and gas in protected areas") to illustrate the distinction.

1. The ability to make decisions as to the Company's slaughter methods requires business judgment and is fundamental to management's ability to control the day-to-day operations of the Company, and therefore is not an appropriate subject for a stockholder proposal. Companies have regularly received the Staff's assurance that no action would be taken if proposals similar to the Proposal were omitted from proxy materials. The Staff has consistently concluded that stockholder proposals regarding the manner in which products are developed relate to a company's ordinary business operations and are thereby excludable from proxy consideration under Rule 14a-8(i)(7). *See, e.g.*, Borden, Inc. (January 16, 1990) and The Kroger Company (March 23, 1992) (use of irradiated food was related to ordinary business operations because it involved the choice of processes and supplies used in the preparation of the companies' products); McDonald's Corp. (March 24, 1992) (stockholder proposal excludable relating to McDonald's use of only vegetable oil when preparing its products given that the selection of "food preparation methods" is a matter relating to ordinary business operations); H.J. Heinz Company (June 2, 1999) (submissions relating to various aspects of Heinz's

operations, including pickle processing methods, were properly excluded as ordinary business matters under Rule 14a-8(i)(7)); Pfizer Inc. (January 25, 2004) (product research, development and testing are ordinary business matters); and International Business Machines Corporation (January 6, 2005) (proposal regarding the design and development of IBM's software products). The same result should apply to the Proposal in the instant case.

Similarly, on numerous occasions, the Staff has allowed omission of a proposal under Rule 14a-8(i)(7) because the proposal relates to a company's choice of technologies. For example, in WPS Resources Corporation (February 16, 2001) the Staff permitted the exclusion of a stockholder proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency. The Staff concurred that the proposal could be excluded on the grounds that the proposal dealt with "ordinary business operations (*i.e.*, the choice of technologies)." Similarly, the Staff concluded in Union Pacific Corporation (December 16, 1996) that a stockholder proposal requesting a report on the status of research and development of a new safety system for railroads was excludable because it concerned the development and adaptation of new technology for Union Pacific's operations. In the same manner, the Company's choice of stunning technologies is not an appropriate subject for stockholder consideration, and the Proposal should be excludable as part of the Company's ordinary business operations.

2. The Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. Decisions concerning slaughtering operations are outside the knowledge and expertise of stockholders as a group. The evaluation of alternative slaughtering methods requires analysis of a myriad of complex issues such as product quality, product yields, product costs, ergonomics, labor costs, job safety and employee turnover. The average stockholder, who presumably lacks training in slaughtering methods, would have difficulty evaluating these issues and the data associated with the various slaughtering techniques. The Company's management, however, is better equipped than its stockholders, who meet only once each year, to deal with these complex matters.

3. The Company believes that the "significant social policy exception" to Rule 14a-8(i)(7) is inapplicable with respect to the Proposal. The Proposal does not request that the Company support or take any action with respect to the "ethical treatment" of animals. Rather, similar to the Xcel Energy proposal, the Proposal is cast as a request that the Company evaluate the feasibility of changing its slaughter methods to obtain economic benefits for the Company and its stockholders, in addition to undefined "animal welfare" benefits that may result. The Proposal, which notes that the CAS method has "worker- and food-safety and carcass-quality benefits, including increased meat yield and longer shelf life" and states further that the CAS slaughter method would "substantially reduc[e] operating cost" is focused on economic issues rather than on any social policy issues. The Company's decision as to which slaughter methods are the most cost-effective is a subject that is plainly within the ordinary business operations of the Company.

The Proposal deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct stockholder control. Therefore, the Company has concluded that it may omit the Proposal from its proxy materials for the 2006 Annual Meeting in accordance with Rule 14a-8(i)(7). The Company respectfully requests the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(7).

* * * * * *

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2006 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials. If the Staff has any questions or comments regarding this filing, please contact the undersigned, at (612) 340-5681, Amy L. Schneider of this firm, at (612) 340-2971, or James W. Cavanaugh, Senior Vice President External Affairs, General Counsel of the Company, at (507) 437-5220.

Thank you for your consideration.

Sincerely,

Robert A. Rosenbaum

Enclosures

cc: People for the Ethical Treatment of Animals
James W. Cavanaugh, Esq.
Amy L. Schneider, Esq.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

RECEIVED
AUG 19 2005

August 18, 2005

James W. Cavanaugh, Secretary
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

Dear Mr. Cavanaugh:

Attached you'll find People for the Ethical Treatment of Animals' (PETA) shareholder proposal, submitted for inclusion in the proxy statement for the 2006 annual meeting. Also enclosed is a letter from PETA's brokerage firm, Morgan Stanley, confirming ownership of 150 shares of Hormel Foods Corporation's common stock acquired more than one and a half years ago. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2006 annual shareholders meeting.

Please contact the undersigned if you need any further information. If Hormel Foods Corporation will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8261, or via e-mail at JoeHinkle@peta.org. Thank you.

Sincerely,

Joe Hinkle
Corporate Campaign Coordinator

Enclosures: PETA's 2006 Shareholder Proposal; Morgan Stanley confirmation letter

Shareholder Proposal

This proposal is submitted by People for the Ethical Treatment of Animals (PETA), which owns 150 shares of Hormel stock.

Turkeys raised for Jennie-O and Hormel are currently subjected to a cruel form of slaughter that shocks most consumers who learn about it. The animals' legs are snapped into shackles—which often breaks their bones—and their throats are slit, often while they are still completely conscious and struggling to escape. Many have legs, wings, or chest cavities slashed open. Birds who miss the neck-cutters or don't bleed out in time are scalded alive in the defeathering tanks. Each time PETA enters a poultry slaughterhouse, we find this same systematic abuse—abuse that is a result of outdated slaughter practices that would be illegal if these were cattle or pigs, instead of turkeys.

There is a new U.S. Department of Agriculture-approved slaughter technology available, called controlled-atmosphere killing (CAK), which slowly replaces oxygen from the birds' environment with an inert gas, such as argon or nitrogen (which make up about 80 percent of the air we're breathing now) to quickly and painlessly "put birds to sleep." CAK drastically reduces the birds' suffering, as it eliminates live dumping, live shackling, electrical stunning, and the possibility that animals will still be conscious when their throats are cut or when they are scalded for feather removal. The CAK system also eliminates worker contact with live birds, thus eliminating any possibility of worker cruelty to animals.

CAK is currently being used by some of McDonald's suppliers in the United Kingdom and has been described by top animal welfare and slaughter experts as "the most stress-free, humane method of killing poultry ever developed." The technology also has worker- and food-safety and carcass-quality benefits, including increased meat yield and longer shelf life. Studies have shown that the cost of switching to CAK systems would be recouped within a few years.

As the number-one turkey processor in the United States, Jennie-O should be on the leading edge of new slaughter technology. It is in the stockholders' best interests that Hormel and Jennie-O adopt the most advanced, humane, and cost-effective slaughter systems available. CAK would not only address growing consumer concerns about animal welfare, but also increase carcass quality and worker and food safety, thereby substantially reducing operating cost. With only four turkey plants to shift to this new technology, Hormel and Jennie-O have the opportunity to be leaders—not followers—when it comes to animal welfare by being among the first major U.S. companies to adopt CAK.

Resolved: Shareholders request that the board of directors issue a report to shareholders by July 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company.

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

August 18, 2005

Mr. James W. Cavanaugh
Secretary
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

RE: Shareholders Proposal

Dear Mr. Cavanaugh:

Morgan Stanley is the record holder of 150 shares of Hormel Foods Corporation common stock held on behalf of People for the Ethical Treatment of Animals. People for the Ethical Treatment of Animals acquired these shares on October 16, 2003 and have held them continuously and without interruption since that time.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Abril Azmi
Senior Registered Assistant

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

October 17, 2005

By Federal Express and Electronic Mail: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2006 Proxy Statement of Hormel Foods Corporation.

Ladies and Gentlemen:

This letter is filed in response to a letter dated September 29, 2005 submitted to the Commission by Hormel Foods Corporation ("Hormel" or "the Company"). The Company seeks to exclude PETA's shareholder proposal from its proxy statement for the 2006 annual meeting based on Rule 14a-8(i)(10) as substantially implemented and Rule 14a-8(i)(7) as ordinary business.

The resolution at issue reads as follows:

> **Resolved:**
> Shareholders request that the board of directors issue a report to shareholders by July 2006, prepared at reasonable cost and omitting proprietary information, on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company.

For the reasons that follow, PETA respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

Rule 14a-8(i)(10): Substantially Implemented

The Company argues that PETA's proposal requesting a report on the feasibility of requiring its poultry suppliers to phase in controlled-atmosphere killing ("CAK") has been substantially implemented since Jennie-O Turkey Store ("Jennie-O"), a wholly-owned subsidiary of the Company and producer of all its turkey products, has already investigated the benefits of CAK and implemented it in three out of four of its slaughter facilities. The Company claims that "[PETA] does not understand how the Company conducts its business," as PETA has asked the Company to issue a report regarding its poultry suppliers, and the Company in fact uses few turkey suppliers.

PETA believes that its proposal is not excludable under Rule 14a-8(i)(10). Although the company asserts that Controlled Atmosphere Killing (CAK) is "more commonly referred to" as Controlled Atmosphere Stunning (CAS), this is not true. Although CAK is a form of CAS, most CAS systems are not CAK. We actually define CAK in our proposal, a point missed by the Company. CAK, unlike most forms of CAS, requires that birds be completely brain-dead before being removed from the chamber, while CAS (as suggested by the "S," stunning, as opposed to "K," killing) simply requires them to be unconscious. Therefore, CAK has a greater positive impact on animal welfare by ensuring that there is no chance birds will "wake up" prior to or during slaughter.

Second, while PETA refers to the Company's poultry "suppliers" in its proposal, the Company asserts that it does not use poultry "suppliers" but rather slaughters its own turkeys itself. This is a matter of semantics, as the term "suppliers" simply refers to the facilities that *supply* the poultry used in Hormel's and Jennie-O's products—whether the facilities are owned by the Company or not. The Company has not required that its Jennie-O turkey facilities, nor the facilities which supply the chicken meat for the Company's LLOYD'S BBQ brand and other brands which use chicken meat, phase in CAK, nor has the Company issued a report on the feasibility of doing so, and therefore has not substantially implemented the proposal.

Finally, the operative words in the proposal are "issue a ***report*** to shareholders" ... "on the ***feasibility*** of requiring its ***poultry suppliers*** to phase in ***controlled-atmosphere killing*** ..." While the Company urges that it has implemented the CAK method at three out of four of its turkey slaughter houses, completely unaddressed are:

- Turkeys purchased from suppliers in the "commodity Market"; and
- All Hormel poultry generally (i.e. chicken, duck, Cornish hens, etc.)[1]

In sum, it is apparent that Hormel has not substantially implemented the proposal.[2] Accordingly, the Staff should decline to concur with the Company's view that the resolution is substantially implemented.

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[1] The Company states that "over three-quarters, by weight of the turkeys slaughtered at [Hormel's] facilities are slaughtered using the specific CAS method ..." While "weight" might indicate how much turkey meat is subject to humane slaughtered, counting necks would provide a truer picture. A 20 pound turkey and a 10 pound turkey are both sentient birds when they enter the slaughter house. Hormel's failure to speak in terms of real numbers of birds is probably not unintentional.

2 Hormel's claim that it has implemented CAS in three of its facilities is questionable. One recent report by the Agricultural Marketing Research Center (enclosed) states that a turkey facility in Michigan owned by the Michigan Turkey Growers Cooperative is "the only turkey processing facility [that uses] a 'controlled atmosphere stunning system' in the nation." While this report alone is not conclusive enough to prove that Hormel's Jennie-O turkey facilities do not use CAS, there is no mention of Hormel using gas systems in its poultry slaughterhouses in any of the industry journal reviews of CAS systems (e.g., Poultry World, Poultry, Poultry USA, and Feedstuffs have all covered CAS and CAK, and not one has ever mentioned that any Hormel plant was using the technology, which would be quite an oversight, were Hormel actually doing so), nor have top meat industry and slaughter experts heard

Rule 14a-8(i)(7): Ordinary Business Operations

Hormel argues that the proposal involves the conduct of "ordinary business operations" which are not appropriate for "shareholder oversight" and seeks to "micro-manage" the Company. The Company contends that "decisions as to the Company's slaughter methods requires (sic) business judgment and is fundamental to the management's ability to control the day-to-day operations of the company..." Most significantly, the Staff has already ruled on all of Hormel's objections in a nearly identical stockholder proposal submitted by PETA on November 8, 2004 with Wendy's International, Inc. In that case, the Staff ruled that the proposal was not excludable under Rule 14a-8(i)(7). Furthermore, the Staff found that PETA's proposal would simply require the Company to investigate the feasibility of requiring its poultry *suppliers* to phase in CAK and would therefore not effect the Company's slaughter methods at all, meaning that the "ability [of the Company's management] to control the day-to-day operations of the Company" would not be affected at all.

The Company further asserts that the proposal seeks to "micro-manage the Company by probing too deeply into matters of complex nature" and that "the evaluation of alternative slaughtering methods requires analysis of a myriad of complex issues." Again, the Staff declined to concur with this view when Wendy's asserted the exact same challenge. The proposal simply asks the Company to report on the feasibility of requiring its poultry suppliers to adopt what three out of four of its own turkey facilities purportedly have in place.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The proposal under review involves both significant policy and economic considerations. The economic considerations stem from the fact that controlled atmosphere killing has been recognized by experts in the field of animal science as economically sound and scientifically advanced technology. Hormel not only does not dispute the economic implications of CAK, but wholly endorses them. (Sept. 29, 2006 letter, p. 3.)

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of Hormel using CAS (PETA checked with North America's top experts, including Dr. Temple Grandin and Dr. Ian Duncan, two of North America's strongest proponents of CAS and CAK technology, and neither had heard of Hormel using it). PETA even offered to withdraw its shareholder resolution, provided the company allow verification that these three plants were in fact utilizing the CAS system. PETA arranged for Dr. Temple Grandin, an independent and recognized authority on animal welfare, to verify the company's claims (and PETA agreed that she would tell PETA nothing except to say that yes, Hormel is using CAS, as the company claims). However, after initially agreeing and promising to get PETA a letter of agreement, at which point PETA had promised to withdraw its resolution (as it has in similar circumstances repeatedly in the past), PETA was informed by Hormel's outside legal counsel (Robert Rosenbaum, Esq) that Dr. Grandin would be forbidden from verifying the use of CAS in the company's plants.

The Company contends that the "significant social policy" exemption to Rule 14a-8(i)(7) is inapplicable to the proposal as it believes the proposal "does not request that the Company support or take any action with respect to the 'ethical treatment' of animals...[but is rather] cast as a request that the Company evaluate changing its current slaughter methods to obtain economic benefits for the Company [and] undefined animal welfare benefits."

In fact, the proposal expressly and explicitly details the animal welfare benefits of CAK: "CAK drastically reduces the birds' suffering as it eliminates live dumping, live shackling, electrical stunning, and the possibility that animals will still be conscious when their throats are cut or when they are scalded for electrical stunning." A study of the animal welfare benefits and feasibility of implementing a humane method of slaughter clearly constitutes an action regarding the ethical treatment of animals.

Moreover, the prevalence of animal welfare as a social issue is indisputable and regularly discussed by the major media. In fact, a similar report on CAK by McDonald's Corporation generated a great deal of media coverage, including by CNN, The Associated Press, Reuters, as well as by industry publications like *Meat & Poultry*, demonstrating that not only is animal welfare a significant social issue, but that CAK specifically is a matter of social importance. Additionally, a nearly identical shareholder proposal was submitted to ConAgra and included in the proxy materials for its 2005 annual meeting. The resolution garnered over 6.5% of the shareholder vote, thus establishing that promoting humane slaughter methods is an issue of concern to many shareholders. Not surprisingly, 82% of Americans support effective laws for the protection of farmed animals. (Gallup Poll and Zogby Report).[3] Because these matters are indeed social issues, and because the proposal does in fact explicitly outline the animal welfare benefits of the Company requiring its suppliers to adopt CAK, PETA believes that the "significant social policy" exemption to Rule 14a-8(i)(7) is applicable to the proposal.

Therefore, the Staff should decline to concur with the Company's view that the proposal is excludable under the ordinary business operations exclusion.

Conclusion

Shareholder resolutions filed by activist investors – and approved by the SEC – have entered the mainstream.[4] Shareholder resolutions over the past several years have addressed social and policy issues as varied as:

- tobacco (sponsored by the Sisters of Mercy of Americas, NYC Funds, Minnesota Board of Investment, St. Joseph of Capuchin, State of Connecticut, and United Church Foundation)

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[3] The horrible treatment of chickens prior to slaughter was vividly depicted in undercover footage obtained by PETA at a contract slaughterhouse to Pilgrim's Pride. The documentary evidence showed chickens being stomped, kicked like footballs, thrown against the wall, torn and ripped apart while still live. The mainstream press (the New York Times and the Wall Street Journal), network television (ABC, NBC, and CBS), and media around the world aired the videotape showing these atrocities. In the words of CBS anchor Dan Rather, "...there's no mistaking what it depicts: cruelty to animals, chickens horribly mistreated before they're slaughtered for a fast-food chain."

[4] The Interfaith Center for Corporate Responsibility was formed in the 1970s for the express purpose of using shareholder resolutions as a way of communicating its views on matters of social justice.

- environment (Sierra Club, Trillium Asset Management, Community of the Sisters of St. Dominic of Caldwell, Rainforest Action Network, Catholic Healthcare West, and United Methodist Church)
- sexual orientation (NYC Funds, NYCERS, and Sisters of Mercy)
- human rights (Amnesty International USA)
- genetically modified foods (IBEW)

Those organizations, like PETA, exercise their rights as shareholders to encourage their corporations to discuss openly and move to improve corporate stewardship in their respective spheres of interest. The right to engage in differing points of view is not only the bedrock of a free society, it is one of the primary reasons the Commission enacted regulations safeguarding the right to bring shareholder resolutions.

For the foregoing reasons, PETA requests that the Staff recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2006 annual meeting. We thank the Staff for its consideration of this response.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc

Enclosure: "Michigan Turkey Growers", 2 pages

cc: Hormel Foods Corporation
James W. Cavanaugh, Esq.
Amy L. Schneider, Esq.
Robert A. Rosenbaum, Esq.

Michigan Turkey Growers

By Mary Holz-Clause, Co-director, AgMRC, Iowa State University, mclause@iastate.edu

Bil-Mar Foods Division of Sara Lee announced it would stop slaughtering turkeys in its Zeeland, Mich. plant in early 1998. As a direct result of the announcement, 17 turkey producers banned together and formed Michigan Turkey Growers Cooperative during the summer of 1998.

Harley Sietsema, current chairman of the board of the cooperative, said, "We knew at the time we were taking on a big challenge, but needed to do something to protect our investments. After Bil-Mar left, our closest market was seven hours away."

The first step the group took was to determine if the idea of a turkey processing facility in Western Michigan made economic sense. They hired Sparks Commodities (now Informa) to conduct a feasibility study for them. The group received assistance from a couple of local economic development programs to help pay for a portion of the feasibility study.

The study came back that the key to making the value-added agriculture business successful was going to be market development and quality product.

The cooperative was organized as a one-person, one-vote cooperative. The next big challenge was to raise the money for the plant. The 17 grower members contributed almost 70 percent of the equity for the facility, with the balance raised from outside investors. The remaining capital needed to procure and renovate the facility was financed through a consortium of four Banks, with CoBank being the lead Bank. In addition to the funds needed for the facility, several additional million dollars was needed for operating capital. Total funding for the project approached $30 million dollars.

A big plus for the Cooperative was the ability to hire former management individuals from the Bil-Mar Foods plant. The opportunity to put together a management team of several key executives with over 100 years of combined experience in the turkey meat businesss was key to their future success.

During the interim between Bil-Mar's plant closing and the startup of the Grower's new plant, the Producers made some temporary Marketing Agreements with a couple of other mid-western turkey processors, as mentioned above. This was part of their strategic plan to maintain the farm work force that was in place and of significant value to the Growers.

The cooperative located its processing facility in an idle Simplot potato processing plant in Wyoming, Mich., just southwest of Grand Rapids. The facility had been vacant for several years. The facility opened its doors in 2000 and ramped up its production to approximately 4.25 million turkeys in a years time. The plant now processes in excess of 125 million pounds of boned turkey meat. The facility is currently the most up to date "state of the art" facility in the US turkey industry. It is the only turkey processing facility that has a humane "controlled atmosphere stunning system" in the nation.

Initially the plant hired about 215 line employees and another 55 in sales and management. Many of them worked for Sara Lee's Bil-Mar Foods division before it discontinued it contracts with growers and ended its Michigan-based slaughter operations.

The economic impact of the facilities was estimated at more than $70 million through the purchases of feed grain, supplies, utilities, payroll and other items necessary for the operation of its processing facility.

However the cooperative faced some tough times. In order to obtain Bank financing, the Cooperative had to have more than 60 percent of its first years' production pre-sold. That forced the sale of those products to be made in a noncompetitive manner and caused an operating loss for the first year. After the initial first year of capital bleed, conditions improved for the facility as they established market share and honed their production efficiencies.

"We had one year of normal market conditions and the beginnings of profitability when the market changed; 2003 hit us hard. We lost several million that year and had to go back to the farmers for more equity. Our farmers became the cushion for the business and kept the plant open. Without their support, we would not have had enough capital to sustain us. We would not have made it," recalled Sietsema.

The last several years the market conditions have improved and their market share has grown. The cooperative recently purchased another facility where they will cook and slice turkey products. This facility supports the Golden Legacy Brand. The Golden Legacy product line includes fully-cooked, ready-to-serve turkey breasts and roasts, as well as specialty meats including hams, luncheon meats, franks, sausages and both sliced and logged turkey breasts.

Two additional brands are Silver Legacy and Legacy. The Silver Legacy line is raw turkey steaks, fillets, burgers and sausage links and patties. The foodservice pack products are marketed under the Legacy brand, as well as the industrial pack products, ground turkey, and retail cash and carry products.

With the assistance of a USDA Value Added Agriculture Product grant, the cooperative is currently working with several fast-food chains to get some of their turkey products onto the menus. Said CEO Dan Lennon "We believe strongly that the fast-food area is not well penetrated with turkey products. There's a lot of chicken and beef, but not enough turkey."

Today, the firm employs 380 people with market for their products in South Africa, Mexico, China, Taiwan, Canada, Western Samoa, Dominican Republic and Russia. Their sales are in excess of $110 million dollars. The Web site for the firm is www.miturkey.com.

This article originally appeared at:
http://www.agmrc.org/agmrc/commodity/livestock/poultry/michiganturkeygrowers.htm

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hormel Foods Corporation
Incoming letter dated September 29, 2005

The proposal requests that the board issue a report to shareholders on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing within a reasonable timeframe.

We are unable to concur in your view that Hormel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Hormel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Hormel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Hormel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel